

May 11, 2011

<u>By U.S. Mail and Facsimile (702) 382-1759</u>

Harold Gewerter, Esq.
2705 Airport Drive
N. Las Vegas, NV 89032

   Re: **OICco Acquisition I, Inc.**
     Amendment No. 12 to Registration Statement on Form S-1
     Filed April 27, 2011
     File No. 333-162084

Dear Mr. Gewerter:

   We have reviewed your amended registration statement and supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe the amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus Cover Page</u>

1. Your disclosure in the prospectus, including on the prospectus cover page and in the second-to-last paragraph on page 17, is inconsistent with your response to prior comment 2 and the terms set forth in paragraph vi. on page 3 of the escrow agreement. Please revise your disclosure to reconcile.

<u>Financial Statements, page F-1</u>

2. Please update the financial statements when required by Rule 8-08 of Regulation S-X. An updated accountant's consent should also be included with any amendment to the filing.

Report of Independent Registered Public Accounting Firm, page F-3

3.   Please refer to our prior comment 5. We do not see how your auditors' opinion has been revised to address our concerns. As the audit report currently reads, it does not appear that your statements of operations, stockholders' equity (deficit), and cash flows for the period from the date of inception on July 24, 2009 to December 31, 2009 and for the year ended December 31, 2010 have been audited. Please ask your auditors to revise their opinion to appropriately refer to the related statements of operations, stockholders' equity (deficit) and cash flows for period from the date of inception on July 24, 2009 to December 31, 2009 and for the year ended December 31, 2010, which should have been audited by a independent registered public accounting firm. Please consider this comment as it relates to the first and third paragraphs in the auditors' report.

Exhibit 23.1

4.   Please refer to our prior comments 8 and 9. Please ask your auditors to ensure that the audit periods on which they opine to in their audit report are consistent with that discussed in the consent. As noted above with regards to their opinion, the consent should also specifically reference their audit of your statements of operations, stockholders' (deficit) equity and cash flows for the period from inception on July 24, 2009 through December 31, 2009, for the year ended December 31, 2010 and for the period from inception on July 24, 2009 through December 31, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the Company acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or Jeffrey Jaramillo, Accounting Branch Chief at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

Amanda Ravitz
Assistant Director

cc: Harold Gewerter, Esq.